VENDUNI, INC.

Innovating Smart Hospitality: Chef-Curated Cuisines•Trending Finds•AI-powered Retail Tech•Open 24/7



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BITES • SWEETS • SIPS
vendūni happy wall

vendunl.com Dallas, TX

Highlights

1. Now Open: Flagship Smart Café at Plaza of the Americas in Downtown Dallas
2. Labor-light operations and 24/7 food access when many traditional restaurant kitchens are closed.
3. Award-winning La Duni and 25+ celebrated DFW chefs power a differentiated, artisan food platform.
4. 30+ food genres spanning breakfast, lunch, dinner, late-night, snacks, and desserts.
5. "As Seen on Screens" rotates emerging food & beverage trends from TikTok, Instagram, and YouTube.
6. Smart cabinets, automated beverages, frictionless checkout, and inventory intelligence.
7. Built-in reach through La Duni, KRLD/ Audacy, Eat More Chocolate, email, social, and chef audiences.
8. Modular storefronts designed to scale across high-traffic, captive-audience locations, nationwide.

Featured Investors

Horatio Lonsdale-Hands Follow

"Have known Taco for years; he is both modest and hugely talented. Look forward to seeing the success of Venduni...vision for the future🎈 "

Sharon Van Meter Follow

Executive Chef

"LaDuni has always been a brand built on the highest quality and standards!

Our hospitality industry has been looking for alternative options for labor shortages, economical To Go delivery and extra revenue building options.

Venduni is that answer. To be in the beginning stages of this project is beyond exciting. Invest today and you will be so happy for the future!!"

Joseph Susa Follow Invested $1

"La Duni has been my favorite place for exceptional cakes in Dallas for many years. I now consider each cake part of my due diligence :) This may be a very early stage start up, but these are not early stage people, there is a long history of great quality food through the various offerings they have locally. The brand has value where it is known. Excited to be a part of the expansion. (not an employee, not paid endorsement, just a brand new investor with a little perspective that I wanted to share)"

Jennifer Massoud Follow

"As a former pastry chef for Taco and Dunia - I have been blessed to experience their talents for food and business for years. Taco's creations and business saavy is unlike any other chef/entrepreneur I have known. Everything they touch turns into gold and meringue! I am excited to participate in the future of VenDUNI!"

Elbert Pruitt Follow

"For years a good friend raved about La Duni, so I decided to try it on a weekend trip to Dallas, and then I ate there 3 times in one weekend. You could say I became hooked. And now I visit the bakery and cafe when in Dallas to get my La Duni fix. It was there that I recently learned about this Venduni opportunity. Happy to invest, and glad to know this great family through their culinary artistry. Thank you Taco and Dunia for many excellent meals and memories!"

Paul McManus Follow

CEO, Advanced Robot Solutions Avatar Developer

"Venduni is revolutionizing Smart Hospitality with gourmet cuisine, robotic automation, and AI avatar hosts. This seamless fusion enhances dining experiences while cutting costs and streamlining operations. Our multilingual AI agents handle guest interactions, answer questions, and make recommendations—always available, always welcoming, and never calling in sick. We're proud to be part of this hospitality revolution."

John Webster Follow

"I am in on Friday, normal day for investments. I am wondering i know you really don't know cause you are testing idea. you can answer later if you want if you don't know. how much is it for each product you have. I see cafe etc. you don't have a home run you have a grandslam!"

Neal Bernstein Follow Invested $5,000
Syndicate Lead

https://www.linkedin.com/in/nealbernstein/

"I'm excited about Venduni because I believe it represents a genuinely differentiated consumer experience with significant potential to scale. The idea of combining the convenience and consistency of automation with something as habitual and personal as a daily meal purchases is compelling. What caught my attention

is that Venduni isn't simply selling coffee—it's rethinking the traditional café experience through robotics. I believe the model has the potential to work well beyond its' current location to other high-traffic locations, such as office buildings, colleges, enterprises, hotels, and others. It's a unique concept at the intersection of consumer experience, automation and an enormous everyday category, and I'm excited to see how far the team can take it."

& 35 more

Team



Espartaco "Taco" Borga Espartaco Borga • Co-CEO: Executive Chef, CTO and Operations Leader

Chef Taco co-founded ZuZu, growing it to 150+ locations before selling to Arby's. He later launched Lavendou and La Duni, earning national acclaim. A tech pioneer, he co-founded Venduni and was nominated for D CEO's Innovation Award in hospitality.



Dunia Terselich Borga Founder, Director and Exec. Pastry Chef

Renowned and celebrated Executive Pastry Chef of La Duni Baking Studio. Duni is the nationally acclaimed and award-winning creator of many cakes, pastries, and desserts, featured in Zagat, Gourmet, D-Magazine, and more.



Joseph Harberg Co-CEO: Strategic, Administrative Leader and Interim CFO

A seasoned executive, entrepreneur, and legal advisor, Joe brings nearly 40 years of experience in real estate, retail, restaurants, and marketing. He's led growth for Apple, RH, Brinker, House of Blues, + LOOK Cinemas—and is a devoted dessert aficionado.

The First Multi-Chef-Driven Smart Cafe in America


0:00 / 1:16

Smart Hospitality, Now Open in Downtown Dallas





Following proof-of-concept testing at The AT&T Exchange food hall and One Victory Park office tower in Dallas, and The Sound at Cypress Waters apartments in Coppell, Venduni has opened its flagship Smart Café at Plaza of the Americas (POTA) in Downtown Dallas on August 8th, 2026.

The POTA location represents the next stage of Venduni's Smart Hospitality model: a purpose-built, 24/7 retail environment combining chef-driven food, premium beverages, trending products, automated specialty treats, and smart retail technology in a labor-light operating model.

The Venduni Advantage

• Better Food — Award-winning chefs and restaurants. Real ingredients. Real recipes.

• Trending Finds — Social-media-driven food trends identified on TikTok, Instagram, and YouTube — many featuring products that are difficult to find in most local markets.

• Better Convenience — 24/7 access when most food locations are closed — no waiting, delivery fees, or minimum orders.

• Better Technology — Smart refrigerated, frozen, and ambient cabinets; autonomous coffee and beverage systems; robotic specialty machines; frictionless checkout; and intelligent inventory management for demand forecasting, freshness monitoring, and waste reduction.

• Better Marketing — Affiliated media, sister-brand audiences, email reach, and 25+ signed chef partners supporting awareness, product discovery, and customer acquisition.

• Better Economics — Limited on-site labor, a compact footprint, extended operating hours, and equipment that can be adapted or redeployed across locations.


What is
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?
WE'RE SOLVING TODAY'S BIGGEST RESTAURANT PROBLEMS:
High labor costs
Limited hours
Long waits
Low margins
VENDUNI FLIPS THE SCRIPT
Zero staff
Gourmet food,
Real scalability
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The Problem and the Solution

Consumers seeking fresh, high-quality food on the go, including nights and off-hours, face a persistent trade-off. They can have quality, immediate access, or a reasonable price, but they rarely get all three. Traditional restaurants also face rising occupancy and ingredient costs, labor shortages, uneven staffing quality, peak-hour production constraints, and operational inefficiencies that make premium food and beverages harder to deliver consistently.

Venduni combines smart retail technology, automation, and self-service to deliver

award-winning, chef-driven food and beverages in purpose-built storefronts. We call it Smart Hospitality. Think Snap Kitchen meets Goldbelly: open 24/7, labor-light, and no wait. Great food does not keep business hours. Venduni is open when most kitchens are dark.

Plaza of the Americas Flagship Smart Café


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Opening
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Venduni's POTA flagship occupies a suite directly adjacent to the Dallas Marriott City Center entrance inside Plaza of the Americas. The space provides more square footage, more machines, and greater capacity, with a full glass storefront, dedicated back-of-house storage and operations, and multiple cabinet positions.

Plaza of the Americas is a Class A mixed-use complex in the Arts District of Downtown Dallas with a built-in hotel, office, arts, transit, and pedestrian audience. Two connected downtown hotels provide roughly 2,250 rooms combined; two 25-story Class A office towers provide approximately 1.1 million sq. ft.; and the DART Pearl/Arts District Station is immediately adjacent to POTA.

The POTA flagship is designed to demonstrate how one compact footprint can support multiple food concepts, dayparts, and product categories.

Inside the Café — Five Curated Zones


MixNice
MARIO
Where there's CAKE there's LOVE

• The Café — Coffee, tea, and hot chocolate. Premium beverages, 24/7.

• Duni Goodies — La Duni's iconic pastries, desserts, and baked goods — the award-winning flavors that built a Dallas institution, now available around the clock.

• As Seen on Screens — A rotating, curated selection of food and beverage trends from across social media, refreshed as trends evolve. BonBon Swedish Candy is an early example of a social-media-driven product stocked at POTA.

• Bot Treats — Robotic specialty machines serving La Duni ice cream and freshly made cotton candy.

• The Chef's Corner — Chef-prepared meals and signature dishes from Venduni's Culinary Dream Team — no reservation or delivery required, available 24/7.



Business Model & Labor-Light Operations

Venduni storefronts generate revenue primarily from food, beverage, and product sales across multiple curated zones: chef-prepared food, La Duni baked goods, premium beverages, and curated packaged items identified through social-media trends, sold through smart cabinets with frictionless checkout, 24 hours a day.

Venduni locations are built around a labor-light model utilizing centralized culinary and operational support, automated checkout, and intelligent inventory signals rather than full-service staffing. On-site labor focuses on restocking, cleaning, servicing, sampling, sales, and customer support rather than food preparation and cashiering.

Participating culinary partners prepare, cook, and package approved items. Venduni coordinates collection and distribution to its locations, supporting freshness, consistency, and quality control. The product mix can be tailored by location using sales data and customer feedback.

Meet the Culinary Dream Team


FOUNDING PARTNERS
CHEF DUNIA BORGA
CHEF TACO BORGA

Venduni collaborates with award-winning and established chefs, restaurants, and gourmet producers in the Dallas-Fort Worth market. More than 25 chef partners have signed Collaboration Agreements to join the Dream Team since March 2025. Led by founding chefs Taco and Duni Borga of La Duni — an established Dallas brand with 75+ awards and recognitions and 25 years of customer loyalty — the network includes David Holben, Pascal Cayet, Fernando Barrera, Tom Fleming, Richard Chamberlain, Abraham Salum, and other leading DFW chefs and restaurateurs.


THE MENU'S ABOUT TO GET A WHOLE LOT BIGGER.
GET READY FOR OUR CHEF'S FAVORITES FROM AROUND THE WORLD

Affiliated Media & Audience Network

Venduni benefits from awareness, product discovery, and customer acquisition through affiliated, sister-brand, and partner relationships, including Dish & Dining's radio and podcast audience through KRLD 1080 AM in DFW, the Audacy app, and major podcast platforms; Eat More Chocolate's social media channels; La Duni's approximately 10,000-person local email list and social following; and the audiences and reach of participating chef partners and guests, restaurants, and product manufacturers.

Note: These platforms, brands, lists, accounts, and partner audiences are not owned or controlled by Venduni. Venduni's access to them depends on its continued relationships with affiliates, sister brands, and partners.

Market Opportunity

While Venduni is not a traditional vending concept, the vending and unattended-retail market provides one useful benchmark for the broader shift toward automated, self-service commerce. The global vending machine market is projected to grow from approximately $20.1 billion in 2023 to $41.4 billion by 2033. (Source: Market.us, 2024.) Within that broad market, Venduni targets a specific niche: premium, chef-driven food in high-traffic, captive-audience locations.

Expansion Strategy

Venduni storefronts are designed for high-traffic, captive-audience environments, including hotels and resorts, office buildings and corporate campuses, residential complexes, airports and transit hubs, hospitals and retirement communities, entertainment and sports venues, and retail centers. Venduni is designed to refine and replicate its model using insights from its test locations, strategic partnerships, standardized operating processes, and location-level sales data. Each distribution point may require a tailored build-out and equipment mix; the modular format is intended to limit fixed location investment and allow equipment to be redeployed if a site underperforms, reducing disruption and sunk costs.

POTA is operated directly by Venduni. As Venduni expands, locations are expected to be run by independent Operating Partners — rather than franchisees, licensees, or corporate staff — who are responsible for day-to-day upkeep of the location and compensated through an agreed share of location profits. Venduni retains ownership and control of the location agreement and equipment, consistent with the redeployment approach described above.

Management Team

Taco Borga — Co-CEO & Co-Founder. Executive chef and entrepreneur with decades of restaurant and hospitality experience. Founder of La Duni, he previously built ZuZu Handmade Mexican Food into a successful multi-location concept that was acquired by a large restaurant operator. Career highlights include pioneering the use of computerized restaurant POS systems in the early 1980s and recognition by CNN for operating one of the first restaurants in Texas to utilize robots.

Duni Borga — Director & Co-Founder. Executive Pastry Chef and co-founder of La Duni Baking Studio. Duni was the sole pastry chef featured at the 2004 James Beard Awards dinner and, in 2008, was nominated for a James Beard Award for Best Pastry

Chef, Southwest. Duni and La Duni have received recognition from publications and organizations including Gourmet, Texas Monthly, Esquire, D Magazine, and the James Beard Foundation.

Joe Harberg — Co-CEO & Co-Founder. Entrepreneur and business executive with four decades of experience growing and expanding retail, hospitality, entertainment, real estate, and media ventures across the United States. Joe has served as an investor, operator, board member, real estate advisor, and consultant, including work with The Sharper Image, Restoration Hardware, House of Blues, Warner Bros., Sunglass Hut, Chico's, and Apple Computer.

Why Invest Now


OWN OR INVEST IN:
• Smart Café storefronts
• Venduni mobile carts
• High-margin food vending tech
We handle the tech and food. You grow the business.
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THIS IS YOUR CHANCE......
You can:
• Invest
• Become a Venduni Operating Partner
• Franchise the future of food

Venduni is raising to accelerate a business that is already in motion.

• Open and operating — The POTA flagship is live in the Dallas Arts District, adjacent to roughly 2,250 hotel rooms, 1.1 million sq. ft. of Class A office space, and DART light rail.

• Award-winning chef network — A signed roster of DFW chefs and restaurants, led by La Duni. Chef-developed recipes create real differentiation.

• A 24/7, labor-light model — Venduni operates when many competitors are closed. That's a structural advantage, not a feature.

• An established affiliate and relationship network — Venduni has access to media, sister-brand, and chef-partner audiences that many startups spend years building, although it does not own or control those assets.

• Experienced founders — A team with decades of experience building, operating, and expanding hospitality, food, retail, and related ventures.

What's Next


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LAVAZZA

Venduni is building a new category of Smart Hospitality: chef-driven food, curated discovery, and premium beverages delivered through labor-light storefronts that can serve customers around the clock.

The proof-of-concept stage has informed the model. The POTA flagship is now open. The next phase is to validate repeatable unit economics, deepen the product and chef network, and expand carefully into additional high-traffic locations.


IMAGINE INVESTING IN
STARBUCKS BEFORE IT SCALED.
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"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation commitment of any kind."

Downloads

- 4 Leches JarCake Horizontal 1920×1080 9 13 22 (1).mp4
- Venduni Frozen Menu.pdf
- Venduni Refrigerated Menu copy.pdf
- Venduni Room Temp Menu copy.pdf
- Venduni Product List Flyer copy.pdf